May 14, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness Howard Bancorp, Inc. Registration Statement on Form S-1 File No. 333-178204 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Howard Bancorp, Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 5:00 p.m., Eastern Time, on May 14, 2012, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HOWARD BANCORP, INC.

By: /s/ Mary Ann Scully

Mary Ann Scully

President and Chief Executive Officer

and Chairman of the Board